Exhibit 3.4

AMENDMENT TO SUSSEX BANCORP’S
CERTIFICATE OF INCORPORATION

The amendment to the Company’s Certificate of Incorporation which amends the first sentence of paragraph (A) of Article V of our Certificate of Incorporation will read as follows:

The total authorized capital stock of the Corporation shall be 11,000,000 shares, consisting of 10,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock which may be issued in one or more classes or series.

The remaining text of Article V of the Company’s Certificate of Incorporation would remain unchanged.

Effective May 4, 2011